Exhibit 99.1

Wix.com Reports First Quarter 2014 Results

-- First Quarter Collections Increased 91% Year-over-Year to $37.5 Million --
-- First Quarter Revenues Increased 86% Year-over-Year to $28.8 Million --
-- Added a Record 118,000 Net Premium Subscriptions bringing total to over 908,000, an Increase of 65% Year-over-Year --
-- Announces Launch of Wix Hive, Enabling Users to Manage and Grow their Business Using Integrated Apps --

TEL AVIV, Israel, May 13, 2014 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the first quarter ended March 31, 2014 and raised its 2014 financial outlook for collections and revenues.

“The significant growth in our collections, revenues and subscriptions during the first quarter highlights the strength of our comprehensive web development technology, which is being rapidly adopted,” said Avishai Abrahami, Chairman, CEO and Co-Founder of Wix.

“During the first quarter, we continued to develop our technology and broaden our product offering.  As part of our development roadmap, we’re pleased to announce today the launch of the latest addition to our platform: Wix Hive. It will enable apps which are installed on a user’s website from the Wix App Market to augment each other by sharing data, giving users actionable information about their visitors’ behavior.  This technology is a key element in achieving our vision of empowering our users to manage and grow their businesses online,” Abrahami added.

"We continued to deliver strong performance with year-over-year revenue growth of 86% in the first quarter," said Lior Shemesh, Wix’s Chief Financial Officer.  "We are pleased to announce that we are raising guidance of collections and revenues for the full year 2014 due to the momentum we are experiencing in the business.  We will also continue to invest in growing our engineering talent base and in expanding marketing and branding activities to capture the large opportunity ahead."

Financial Highlights

•	Collections increased 91% to $37.5 million compared to $19.7 million for the first quarter of 2013
•	Revenues increased 86% to $28.8 million compared to $15.5 million for the first quarter of 2013
•
GAAP net loss was $14.9 million, or $0.40 per share, compared to a net loss of $4.9 million, or $0.83 per share, for the first quarter of 2013. Non-GAAP net loss was $11.3 million, or $0.30 per share, compared to a non-GAAP net loss of $4.4 million, or $0.76 per share, for the first quarter of 2013

•	Free cash flow was ($0.4) million compared to $0.2 million for the first quarter of 2013
•	Adjusted EBITDA was ($10.7) million compared to ($4.2) million for the first quarter of 2013
•
Added approximately 118,000 net premium subscriptions in the period to reach approximately 908,000 as of March 31, 2014, a 65% increase from approximately 549,000 premium subscriptions as of March 31, 2013 and a 15% increase from approximately 790,000 as of December 31, 2013

•	Added over 4 million new registered users to reach approximately 46.2 million as of March 31, 2014, a 45% increase compared to approximately 31.9 million registered users as of March 31, 2013

Business Highlights

•	Product Innovation:
o
Wix is announcing today the launch of a new product that will turn the Wix App Market into a dynamic data ecosystem. The new Wix Hive enables standalone apps to share data and create powerful new insights and functionalities that website owners can leverage to further manage and grow their businesses online.

o
During the first quarter, Wix released a steady flow of new features and capabilities to its HTML5 platform including 3D image galleries, animations to text and images, social media tools and enhanced e-commerce capabilities.  The company’s rapid product development cycle, which in the first quarter led to the release of 100 new features in 100 days, is supported by an R&D team of over 300 people enabling Wix to stay ahead in a dynamic technological landscape.

•
Mobile: Wix is announcing today the launch of its new Sonic Mobile technology, which dramatically speeds up the load time of a user’s mobile site. Additionally, during Q1, Wix acquired Appixia, a technology for building native mobile and mobile commerce apps in a completely code-free environment. With these technological advancements, over 2.8 million mobile sites published on its platform to date and approximately 400,000 being added each month, Wix continues to fortify its leadership in the mobile space.

•
Localized Payment Partnerships:  Wix signed two partnerships to deepen its penetration in international markets, by enabling users to purchase a premium subscription with local payment methods they are familiar with and can easily access:

o	A partnership with Yandex.Money, the largest online payment service in Russia
o	A partnership with MercadoPago, the leading payment processor in Latin America

•
Distribution Partnership: Following the close of Q1, the company announced its first reseller partnership with a domain registrar, REG.RU. The largest domain registrar in Russia will now promote Wix as a website creation platform of choice and allow users who purchase a domain through REG.RU to connect it to Wix without any pointing or configuration steps.

•
Wix App Market:  Wix continues to grow its highly curated App Market, launching its 200th app following the close of the first quarter.  Recognizing the added value of the Wix App Market, users have installed over 10 million apps to date.

Financial Outlook

For the second quarter of 2014, the company is introducing the following outlook:
•	Collections are expected to be in the range of $38 million to $39 million, representing year-over-year growth of 71% to 75%
•	Revenues are expected to be in the range of $31 million to $32 million, representing year-over-year growth of 67% to 72%
•	Adjusted EBITDA is expected to be in the range of ($11) million to ($12) million

For the full year 2014, the company is increasing its outlook for collections and revenues and reiterating its outlook for adjusted EBITDA:
•	Collections are now expected to be in the range of $155 million to $160 million, representing year-over-year growth of 57% to 62%
•	Revenues are now expected to be in the range of $130 million to $133 million, representing year-over-year growth of 62% to 65%
•	Adjusted EBITDA is expected to be in the range of ($38) million to ($42) million

Conference Call and Webcast Information

Wix.com’s first quarter 2014 teleconference and webcast is scheduled to begin at 8:30 a.m. ET on Tuesday, May 13, 2014.  To participate on the live call, analysts and investors should dial (855) 420-0618 (US/Canada) or (484) 365-2934 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through May 20, 2014 by dialing (855) 859-2056 (US/Canada) or (404) 537-3406 (International) and providing Conference ID: 26366396. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 47 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense, withdrawn secondary offering expenses and acquisition related expenses. Free cash flow represents cash flow from operating activities minus capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 20, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.329.4610

Jonathan Schaffer
The Blueshirt Group
ir@wix.com
+1 212.871.3953

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2013	2014
Assets		(unaudited)
Current Assets:
Cash and cash equivalents	$101,258	$81,493
Short term deposits	-	18,600
Restricted deposit	3,306	2,950
Trade receivables	736	202
Prepaid expenses and other current assets	4,730	5,389
Total current assets	110,030	108,634
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	4,231	5,131
Prepaid expenses and other long-term assets	1,094	1,238
Intangible assets and Goodwill	-	1,295
Total long-term assets	5,325	7,664

Total assets	$115,355	$116,298

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$4,091	$4,672
Employees and payroll accruals	5,881	7,200
Deferred revenues	35,784	44,089
Accrued expenses and other current liabilities	5,903	7,985
Total current liabilities	51,659	63,946

Long Term deferred revenues	1,400	1,763

Total liabilities	53,059	65,709

Shareholders' Equity
Ordinary shares	60	60
Additional paid-in capital	151,011	154,213
Other comprehensive loss	(263)	(255)
Accumulated deficit	(88,512)	(103,429)
Total shareholders' equity	62,296	50,589

Total liabilities and shareholders' equity	$115,355	$116,298

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)

Revenue	$15,522	$28,847
Cost of revenue	3,015	5,240
Gross Profit	12,507	23,607

Operating expenses:
Research and development	5,534	11,966
Selling and marketing	10,526	22,178
General and administrative	1,341	3,960
Total operating expenses	17,401	38,104
Operating loss	(4,894)	(14,497)
Financial income, net	261	84
Other expenses	-	(3)
Loss before taxes on income	(4,633)	(14,416)
Taxes on income	283	501
Net loss	(4,916)	(14,917)

Basic and diluted net loss per share	$(0.83)	$(0.40)
Basic and diluted weighted-average shares used to compute net loss per share	6,945,274	37,508,624

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(4,916)	$(14,917)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	236	472
Share based compensation expenses	462	2,945
Tax benefit related to exercise of share options	54	226
Deferred income taxes, net	-	9
Decrease (increase) in trade receivables	(328)	615
Increase in prepaid expenses and other current and long-term assets	(1,006)	(846)
Increase in trade payables	476	803
Increase in employees and payroll accruals	538	1,316
Increase in short term and long term deferred revenues	4,152	8,506
Increase in accrued expenses and other current liabilities	973	1,965
Other, net	(1)	3
Net cash provided by operating activities	640	1,097
INVESTING ACTIVITIES:
Investment in short-term deposits	-	(18,600)
Proceeds from restricted deposits	239	602
Investment in restricted deposits	-	(246)
Purchase of property and equipment	(404)	(1,468)
Acquistion of Appixia	-	(1,230)
Net cash used in investing activities	(165)	(20,942)
FINANCING ACTIVITIES:
Proceeds from exercise of options	16	31
Proceeds from issuance of Ordinary shares in IPO, net	-	(130)
Net cash provided by (used in) financing activities	16	(99)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS	(10)	179
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	481	(19,765)
CASH AND CASH EQUIVALENTS—Beginning of period	7,510	101,258
CASH AND CASH EQUIVALENTS—End of period	$7,991	$81,493

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2013	2014
(1) Stock-based compensation and options expenses:	(unaudited)
Cost of revenues	$33	$178
Research and development	278	1,255
Selling and marketing	59	534
General and administrative	92	978
Total stock-based compensation and options expenses	462	2,945
(2) Withdrawn secondary offering expenses		365
(3) Acquisition related expenses		65
(4) Taxes on income	54	226
Total adjustments of GAAP to Non GAAP	516	3,601

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
Net Loss	$(4,916)	$(14,917)
Adjustments:
Financial income, net	$(261)	$(84)
Other expenses	-	3
Taxes on income	283	501
Depreciation	236	472
Withdrawn secondary offering expenses	-	365
Acquisition related expenses	-	65
Stock-based compensation expenses	462	2,945
Total adjustments	$720	$4,267

Adjusted EBITDA	$(4,196)	$(10,650)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
Net Loss	$(4,916)	$(14,917)
Stock-based compensation expense and other Non GAAP adjustments	516	3,601
Non-GAAP net loss	$(4,400)	$(11,316)

Basic and diluted Non GAAP net loss per share	$(0.76)	$(0.30)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	6,945,274	37,508,624

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
Revenues	$15,522	$28,847
Collections	$19,674	$37,515
Free Cash Flow	$236	$(371)
Number of registered users at period end	31,940	46,215
Number of premium subscriptions at period end	549	908

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
Revenues	$15,522	$28,847
Change in deferred revenues	4,152	8,668
Collections	$19,674	$37,515

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2013	2014
	(unaudited)
Net cash provided by (used in) operating activities	$640	$1,097
Capital expenditures	(404)	(1,468)
Free Cash Flow	$236	$(371)

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ending
	June 30,
	2014
	(unaudited)
	Low	High

Projected revenues	$31,000	$32,000
Projected change in deferred revenues	7,000	7,000
Projected collections	$38,000	$39,000